UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 25, 2002

NO ACT
P.E 12-20-01
1-08606

Act 1934
Section
Rule 14A-8
Public Availability 2/25/2002

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Re: Verizon Communications Inc.
Incoming letter dated December 20, 2001

Dear Ms. Kleiner:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Verizon by Mr. Wendell O. Wolff. We also have received a letter from the proponent dated February 12, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures
cc: Mr. Wendell O. Wolff
5136 Linnean Terrace, N.W.
Washington, D.C. 20008

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

December 20, 2001

VIA REGISTERED MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Wendell O. Wolff

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated October 22, 2001, from Wendell O. Wolff (the "Proponent"), requesting that the Corporation submit a proposal (the "Proposal") to the Corporation's 2002 Annual Meeting of Shareholders. The Proposal is that "[t]he stockholders of Verizon request the board limit sites of all future annual meetings... to those in the region of the United States that was assigned to NYNEX and Bell Atlantic..." A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2002 Annual Meeting of Shareholders for the reason hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), I enclose for filing five additional copies of this letter and the Exhibit hereto.

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the determination of the location of the Annual Meeting and, as such, is clearly a matter within the scope of the Corporation's ordinary business operations. The fixing of this location is a matter clearly within the purview of a company's management.

In several recent "no-action" letters on substantially the same issue, the Staff has taken the position that the determination of the location of a company's shareholder meetings is a matter relating to the conduct of the company's ordinary business operations and, thus, may be excluded from the company's proxy materials. See, e.g., Edison International and Southern California Edison Company (December 21, 2000) (proposal mandated that shareholders' meetings be held within the company's service territory); PG&E Corporation (December 5, 2000) (proposal recommended that annual meeting be held in company headquarters at least two out of every three years); and National Fuel Gas Company (October 23, 2000) (proposal recommended that next annual meeting and at least every third one thereafter be held in areas where company's gas utility subsidiary does business). See, also, Apple Computer, Inc. (December 27, 1999); The Walt Disney Company (October 18, 1999); Lucent Technologies, Inc. (October 28, 1998); and Northeast Utilities Service Company (December 18, 1995).

Determining the appropriate location for the Corporation's Annual Meeting involves an assessment of, among other issues, the availability of the Directors, appropriate management and staff resources to support the meeting at the location, the availability of adequate facilities, associated costs and the accessibility to the Corporation's shareholders. The Corporation's Board of Directors and its management have an intimate knowledge of the Corporation's business, and, thus, are in the best position to make an informed decision as to the appropriate location for the Corporation's Annual Meeting. It is impractical for the Corporation's shareholders to direct this decision, as they do not, as a group, have the same knowledge of the Corporation and its shareholders and the availability of the Directors, management and staff, and cannot as readily access and assess information regarding the feasibility of and costs associated with holding the meeting at a given location.

Moreover, to limit all future Corporation Annual Meetings to 14 jurisdictions as the Proponent suggests, would limit the discretion of the Board and management. The Proposal would even seek to dictate the precise sequence of the locations of the Corporation's future Annual Meetings. Such restrictions would eliminate the flexibility needed to fix the location of an Annual Meeting based upon the particular circumstances in a given year. Certainly, as a national telecommunications company formed by the merger of GTE Corporation and Bell Atlantic Corporation, the Corporation should not be restricted to holding its Annual Meetings in locations in the former NYNEX and Bell Atlantic territories. The Corporation has intentionally sought to hold meetings in different parts of the country to reflect the national reach of both its business and its shareholder base.

We believe that limiting shareholder meetings to 14 jurisdictions unduly interferes with the conduct of the Corporation's business decisions and its ability to reach out to shareholders in communities throughout the country.

Accordingly, in my opinion, the Proposal may be omitted from the Corporation's Proxy Materials under Rule 14a-8(i)(7).

* * * * * * * *

For the above reason, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 2002 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 2002 Annual Meeting of Shareholders.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi

cc: Wendell O. Wolff

EXHIBIT A

5136 LINNEAN TER. NW
WASHINGTON, D.C. 20008
OCTOBER 22, 2001

CORPORATE SECRETARY
VERIZON
1095 AVENUE OF THE AMERICAS 35TH FLOOR
NEW YORK, NY 10036

DEAR SIR/MADAM:

THE UNDERSIGNED OWNS 28 SHARES OF VERIZON STOCK AND PROPOSES THE FOLLOWING.

THE STOCKHOLDERS OF VERIZON REQUEST THE BOARD LIMIT SITES OF ALL FUTURE ANNUAL MEETINGS BE LIMITED TO THOSE IN THE REGION OF THE UNITED STATES THAT WAS ASSIGNED TO NYNEX AND BELL ATLANTIC. ADDITIONS COULD BE MADE IF VERIZON MERGES WITH ANY OR ALL OF THE FOLLOWING THREE COMPANIES

1. BELL SOUTH
2. SBC
3. QWEST

THE ABOVE REGION CONTAINS 14 JURISDICTIONS (13 STATES AND THE DISTRICT OF COLUMBIA). MY PROPOSAL FURTHER STATES THAT EACH JURISDICTION WILL HOST AN ANNUAL MEETING ONCE AND EACH OTHER HOST ONCE BEFORE RETURNING TO IT. THIS PROCESS WILL CREATE AN ORDER (TO BE DETERMINED BY THE BOARD) WHICH ONCE SET, WILL NEVER VARY. MY PROPOSAL FURTHER STATES THAT PREFERENCE BE GIVEN TO JURISDICTIONS (LIKE D.C.) THAT HAVE NEVER HOSTED AN ANNUAL MEETING OF EITHER BELL ATLANTIC, NYNEX OR VERIZON. THAT IS TO SAY THAT MEETINGS WOULD BE HELD IN THOSE JURISDICTIONS FIRST BEFORE GOING TO STATES WHO HAVE PREVIOUSLY HOSTED SUCH MEETINGS.

SUPPORTING STATEMENT: I BELIEVE THAT MEETINGS SHOULD BE HELD ONLY IN THE AREA WHERE THERE ARE RATE PAYERS IN ADDITION TO SHAREHOLDERS. I SEE NO REASON WHY VERIZON OR BELL ATLANTIC SHOULD HOLD ANNUAL MEETINGS OUTSIDE THE ABOVE AREA SUCH AS THE LAST TWO (2) IN COLORADO AND TENNESSEE OR EVEN THE SPECIAL MEETING TO APPROVE THE BELL ATLANTIC - GTE MERGER HELD IN GEORGIA.

THE OTHER TWO (2) UTILITIES WASHINGTON GAS LIGHT AND POTOMAC ELECTRIC POWER IN D.C. HOLD ALL OF THEIR MEETINGS ONLY IN THE AREA WHERE THEY RATEPAYERS IN ADDITION TO STOCK HOLDERS

RESPECTFULLY SUBMITTED,

Wendell O. Wolff

WENDELL O. WOLFF

5136 LINNEAN TER. NW
WASHINGTON, D.C. 20008
FEBRUARY 12, 2002

KEIR GUMBS, MARTY DUNN & TWO (2) OTHERS
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET NW
WASHINGTON, D.C. 20549

RE FILE # 1-8606
VERIZON VRS WOLFF

DEAR MR GUMBS, MR DUNN, AND TWO (2) OTHERS:

AS PER MR GUMBS REQUEST, I AM WRITING THIS LETTER TO OPPOSE MS DARLENE KLEINER'S REQUEST TO OMIT MY SHAREHOLDER PROPOSAL FOR FOUR (4) REASONS.

FIRST: DURING MY VISIT TO THE SEC LAST TUESDAY, I SHOWED MR GUMBS COPIES OF MY CORRESPONDENCE WITH MS. KLEINER RE PROPOSAL. INITIALLY, I WAS UNAWARE THAT YOU RAISED FROM $1000.00 TO $2000.00 THE MINIMUM VALUE OF STOCK NEEDED TO MAKE A PROPOSAL. I LACK THAT AMOUNT PERSONALLY, HOWEVER I AM THE SOLE BENEFICIARY OF A TRUST THAT OWNS MORE THAN ENOUGH TO MAKE UP FOR THIS DEFICIENCY. IF MS KLEINER WANTED TO HAVE THE SEC GIVE HER PERMISSION TO OMIT MY PROPOSAL FROM THE PROXY, I WOULD NOT HAVE ASKED MY BROTHER, THE TRUSTEE, TO WRITE HER. HE HAD TO SPEND A FAIR AMOUNT OF TIME DOING THE RESEARCH AND COMPOSING THE LETTER. FOR THIS REASON ALONE, I SHOULD HAVE MY PROPOSAL INCLUDED IN THE PROXY.

SECOND: SINCE DIVESTITURE IN 1984 WITH THE EXCEPTION OF BELL ATLANTIC IN 2000 AND VERIZON IN 2001, ALL ANNUAL MEETINGS OF ALL SEVEN (7) ORIGINAL REGIONAL BELLS HELD MEETINGS IN THEIR SERVICE AREA. AS I SAID IN MY REASON FOR THE PROPOSAL, BELL ATLANTIC EVEN HELD THE IMPORTANT MERGER WITH GTE MEETING OUTSIDE ITS SERVICE AREA. THE SEVEN (7) BELLS ARE NYNEX, BELL ATLANTIC, BELL SOUTH, AMERITECH, SOUTHWESTERN BELL, PACIFIC TELESIS AND US WEST. IN THE CONSENT ORDER THERE MAYBE A CLAUSE REQUIRING THEM TO HOLD THEIR MEETINGS IN THEIR SERVICE AREA.

THIRD: AS I EXPLAINED TO MR GUMBS, MS EVELYN Y. DAVIS SUBMITTED AND HAD PUBLISHED IN THE 1999 AND 2000 PROXIES OF AT&T CORP. A PROPOSAL CONCERNING THE DATE OF FUTURE ANNUAL MEETINGS. THERE ARE SIMILARITIES HERE WITH MY PROPOSAL.

FOURTH: I ALSO COVERED WITH MR GUMBS MY OWN PROPOSAL WHICH WAS PUBLISHED IN THE 1990, 1991, AND 1992 PROXIES OF THE MARRIOTT CORP. WITH RESPECT TO THE TIME OF FUTURE MEETINGS. IN 1992, THE MARRIOTT CORP. MADE A SIMILAR REQUEST AS MS. KLEINER IS NOW, TO OMIT MY PROPOSAL. THE SEC DENIED THIS REQUEST, SO THE MARRIOTT CORP. WAS FORCED TO PUBLISH MY PROPOSAL. AS ABOVE, TIME IS SIMILAR TO DATE AND PLACE OF ANNUAL MEETINGS. AS AN ASIDE, I GOT SIX % (6%) OF THE VOTE IN 1990, NINE (9) IN 1991, AND SEVEN (7) IN 1992. SINCE IT WENT DOWN IN 1992 FROM 1991, I DISCONTINUED THE EFFORT.

ALSO AS AN ASIDE, THE MANAGEMENT OF POTOMAC ELECTRIC POWER DOES RESPOND IN A POSITIVE MANNER TO SHAREHOLDER REQUESTS TO CHANGE THE DATE, TIME, OR PLACE OF ITS ANNUAL MEETINGS.

IN CONCLUSION I HEREBY PETITION THE SEC TO REJECT MS KLEINER'S REQUEST AND FORCE VERIZON TO INCLUDE MY PROPOSAL IN THEIR 2002 PROXY.

RESPECTFULLY SUBMITTED,

Wendell O. Wolff

WENDELL O. WOLFF

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 20, 2001

The proposal relates to the location of Verizon's annual meetings.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7) as relating to Verizon's ordinary business operations (i.e., the location of Verizon's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Verizon excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel